Filed by Smith International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2
of the Securities Exchange Act of 1934, as amended
Subject Company: W-H Energy Services, Inc.
(Commission File No. 001-31346)
On Tuesday, June 3, 2008, Smith International, Inc. held a joint conference call with W-H Energy Services, Inc. in connection with the announcement of an agreement to combine the two companies. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. Smith believes that none of these inaccuracies is material. A replay of the recorded conference call will be available through Tuesday, June 10, 2008, by dialing (630) 652-3000 and entering conference call identification number 21873191. A transcript of the call follows:
     The exchange offer described herein has not commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Smith. At the time the exchange offer is commenced, Smith, through a wholly owned subsidiary, intends to file a Tender Offer Statement on Schedule TO containing an offer to exchange, form of letters of election and transmittal and other documents relating to the exchange offer, and W-H Energy intends to file a solicitation/Recommendation Statement on Schedule 14D-9 with respect to the exchange offer. These documents will contain important information about the exchange offer that should be read carefully before any decision is made with respect to the exchange offer. These materials will be made available to the shareholders of W-H Energy at no expense to them. Investors and security holders will be able to obtain the documents (when available) free of charge at the SEC’s web site, www.sec.gov. In addition, such materials (and all other documents filed with the SEC) will be available free of charge at www.smith.com or www.whes.com. Such documents are not currently available. You may also read and copy any reports, statements and other information filed by Smith or W-H Energy with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.
     Certain comments contained herein are forward-looking in nature and are intended to constitute “forward-looking statements.” These forward-looking statements include, without limitation, statements regarding the consummation of the transaction, its effects on future operating results, the expected closing date of the transaction, any other effect or benefit of the transaction and any other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties that could cause actual results to materially differ from those anticipated in the statements. For a discussion of additional risks and uncertainties that could impact the companies’ results, review the Smith International, Inc. and the W-H Energy Services, Inc. Annual Reports on Form 10-K for the year ended December 31, 2007 and other filings with the Securities and Exchange Commission. These risks and uncertainties include the satisfaction of the conditions to consummate the proposed acquisition, general economic and business conditions, the ability to achieve synergies following completion of the proposed acquisition, the impact of intense competition, global economic growth and activity, the level of oil and natural gas exploration and development activities, political stability of oil-producing countries, finding and development costs of operations, decline and depletion rates for oil and natural gas wells, seasonal weather conditions, industry conditions, changes in laws or regulations and other factors and uncertainties discussed from time to time in reports filed by the Company with the Securities and Exchange Commission.

Final Transcript
Conference Call Transcript
SII — Smith International and W-H Energy Services Enter into Definitive Merger Agreement
Event Date/Time: Jun. 03. 2008 / 12:00PM ET

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Final Transcript
Jun. 03. 2008 / 12:00PM ET, SII — Smith International and W-H Energy Services Enter into Definitive Merger Agreement

CORPORATE PARTICIPANTS
Doug Rock
Smith International, Inc. — Chairman of the Board, CEO, President and COO
Margaret Dorman
Smith International, Inc. — SVP, CFO and Treasurer
Ken White
W-H Energy Services, Inc. — Director, Chairman, President and CEO
CONFERENCE CALL PARTICIPANTS
Dan Pickering
Tudor, Pickering, Holt & Co. Securities — Analyst
Rob MacKenzie
FBR Capital Markets — Analyst
Michael LaMotte
JPMorgan — Analyst
Ken Sill
Credit Suisse — Analyst
Alan Laws
Merrill Lynch — Analyst
Doug Becker
Banc of America Securities — Analyst
Stephen Gengaro
Jefferies & Company — Analyst
PRESENTATION

Operator
Good morning, ladies and gentlemen, and welcome to the Smith/W-H Energy conference call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session. Please note that this conference is being recorded.
I will now turn the call over to Mr. Doug Rock. Mr. Rock, you may begin.

Doug Rock - Smith International, Inc. — Chairman of the Board, CEO, President and COO
Yes, thanks. I’m Doug Rock, CEO of Smith International. I want to welcome you to our conference call. We are announcing the signing of a definitive merger agreement between Smith International and W-H Energy Services. With me here today is Ken White, the Chairman and CEO of W-H Energy Services, and Margaret Dorman, Smith’s Chief Financial Officer.
Ken, Margaret and I will talk for about 10 minutes, then we’ll take questions for the rest of the half-hour time that we have allotted. Ken and I are excited about the combination, and feel it’s a great fit for both organizations. Our people and each Company’s respective shareholders also benefit.
At this point, I’ll turn the call over to Margaret, so she can cover the required forward-looking disclosure.

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Final Transcript
Jun. 03. 2008 / 12:00PM ET, SII — Smith International and W-H Energy Services Enter into Definitive Merger Agreement

Margaret Dorman - Smith International, Inc. — SVP, CFO and Treasurer
Thanks, Doug. Before we get started going through the specifics of the announced transaction, I’d like to call your attention to the forward-looking disclosure included at the bottom of today’s press release. For certain comments which will be made on today’s call are forward-looking in nature and are intended to constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These comments include, without limitation, statements regarding the consummation of the transaction; its effects on future operating results; the expected closing date of the transaction; effects or benefits of the transaction; and any other statements that are not historical facts. I direct you to both companies’ annual report on Form 10-K for the 2007 fiscal year for a discussion of additional risk and uncertainties that could impact the companies’ results.
And with that, let me hand the call back to Doug.

Doug Rock - Smith International, Inc. — Chairman of the Board, CEO, President and COO
Yes, thanks, Margaret. Ken and I are very pleased to announce the combination of W-H Energy Services and Smith International. Earlier today, we announced that Smith and W-H Energy had entered into a definitive agreement to merge our companies. Margaret will provide the details shortly. Not only do our products fit together well, but also our companies’ entrepreneurial styles of management are complementary. Over the last two decades, both companies have expanded significantly through acquisitions and through organic growth.
Opportunities for this combination include first, taking full advantage of the drilling, evaluation, completion and work-over market growth in North America that results from natural gas and, in particular, unconventional gas drilling. Today, half of U.S. rigs drilling are drilling either horizontally or directionally. According to market analysts Spears and Associates, directional drilling is the second fastest growing oil service market in the world, right behind rig equipment. Directional drilling market growth between 2007 and 2008 is estimated to be 18%. Horizontal drilling growth in the U.S. for the last three years has averaged 49% growth year to year.
Secondly, Smith can also take W-H Energy Services technologies quickly into world markets, as nearly two-thirds of Smith’s existing Oilfield segment revenues are generated outside of North America. Smith has the platform, including customer relations, facilities, people, and licenses to accelerate W-H’s globalization. Across the board, our products are a natural fit with each other, both in the Eastern and Western hemispheres.
Next, from a research and technical development standpoint, we will benefit from joint efforts involving W-H’s logging while drilling, measurement while drilling, rotary steerable systems, and positive displacement motors, and Smith’s drill bits, turbine motors, Rhino Reaming System, managed pressure drilling, drilling software, drilling stabilization and tubulars, and other bottom hole assemblies and equipment. Combined, we will possess knowledge and develop better drilling systems from the rig floor to the drill bit.
Additionally, W-H has done a fine job in businesses such as cased hole logging and perforating, rental tools, coiled tubing, and tubing specialties, as well as fluid-related businesses. These businesses help broaden Smith’s product base. The growth of our combined Company will also benefit our employees, which combined, will number about 24,000. We expect more cross-training, professional development, and advancement as a result of the business expansion we see over the next decade or more.
Today, we’re not going to talk about integration plans, because they’re now in process. But we expect these plans and decisions related to them to be complete before closure of this transaction in the next two or three months. So I’m very excited about the transaction. What I’d like to do is now turn it over to Ken White for a couple comments.

Ken White - W-H Energy Services, Inc. — Director, Chairman, President and CEO
Thank you, Doug. For those of you who don’t know us, let me just give you a very brief capsule of W-H’s background and history.
W-H was founded almost 20 years ago — 1989 — and remained a private company until late in the year 2000, when it went public at a share price of $16.50. We became listed on the New York Stock Exchange in the summer of 2003. The first trade was just over $17.
In our early years as a public company, the primary concern or question from analysts dealt with our ability to survive. Why? Well, our largest business line, Pathfinder, our directional drilling and MLWD business, competed for all of its business with the largest oilfield service companies. In recent years, that concern has faded somewhat, as we have now established that we are not only a survivor, but a respected competitor.
Now we are regularly asked, so, why hasn’t one of the mid-sized companies with a strong international presence acquired you? And these last few years rumors have tended to persist, but nothing has happened.

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Final Transcript
Jun. 03. 2008 / 12:00PM ET, SII — Smith International and W-H Energy Services Enter into Definitive Merger Agreement

When Doug approached me, I was immediately intrigued because of the obvious fits. Doug has already mentioned how they intend to capitalize on their strong international position, with the focus being on the directional drilling and the MLWD business. Now, we have been somewhat cautious in the international area, because opening up in new countries can be risky and expensive for a company our size. So I do agree with him — there is very, very meaningful potential here.
I also want to emphasize another key feature in the proposed combination. We believe we can bring important diversity and balance to the combined Company. As we will add service — add business lines to Smith’s already strong product portfolio, which have a more service orientation. These would include our strong position domestically in coiled tubing, cased hole wireline, and rental tools. We believe we still have very meaningful growth potential geographically in the U.S. for these services, and there may be select opportunities to take these internationally with Smith as a partner.
So, that concludes my prepared remarks. And I just want to say, in conclusion, I very much look forward to assisting Doug in this integration process. Margaret, I believe you have some remarks?

Margaret Dorman - Smith International, Inc. — SVP, CFO and Treasurer
Absolutely. Thanks, Ken. I want to briefly cover the terms of the acquisition announced this morning and talk through some of the financial aspects.
To summarize the transaction, Smith offered $56.10 in cash and 0.48 shares of Smith for each W-H Energy share outstanding. This results in a total transaction value of about $3.2 billion, after including the approximately $180 million of net debt outstanding on W-H’s books. The offer translates into $93.55 a share, based on yesterday’s closing price. And using the estimate of W-H’s 2009 EBITDA, disclosed on First Call, would value the transaction at about 7.3 times 2009 EBITDA, and after factoring in combination savings, the 2009 cash flow multiple gravitates down into the upper six times range.
We expect the transaction to be funded with approximately $2 billion in cash and the issuance of approximately 15.5 million Smith shares, with an equity value of $1.2 billion based on yesterday’s closing. Upon completion of the transaction, existing W-H shareholders will own about 7% of the combined Company, and existing Smith stockholders will retain about 93%.
We expect that this transaction will be immediately accretive to both earnings and cash flow for Smith, after excluding the impact of any one-time transaction-related costs. We’re still working on estimating the expected cost savings. However, we’re confident we’ll be able to eliminate incremental public company costs, and as we work towards closing, we’ll evaluate further administrative and operational synergies which exist between the two companies.
Over the next few weeks, we expect to negotiate additional long-term financing, which will be used to fund the cash portion of the transaction. We structured 60% of the acquisition consideration in cash, as we felt the transaction provided an opportunity to address our under-leveraged capital structure.
Post-closing, our balance sheet will remain strong. Our pro forma debt to total capitalization would have approximated 37% as of March 31, 2008, and our pro forma coverage ratios remain strong. In the next few hours, I expect the rating agencies will issue press releases discussing their view of the transaction on Smith’s rating.
As we noted in this morning’s release, the transaction is subject to the successful completion of the exchange offer, clearance from antitrust regulators, and other customary conditions. Based on the time expected to complete these matters, we would expect to close sometime in the third quarter.
I think that concludes our brief comments. So at this time, Operator, we’d like to open the lines up for a few questions.

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Final Transcript
Jun. 03. 2008 / 12:00PM ET, SII — Smith International and W-H Energy Services Enter into Definitive Merger Agreement

QUESTION AND ANSWER

Operator
(OPERATOR INSTRUCTIONS). Dan Pickering, Tudor, Pickering.

Dan Pickering - Tudor, Pickering, Holt & Co. Securities — Analyst
Yes. Good morning, guys. Congratulations. Doug, I guess my question is for you, in terms of Smith’s focus on an ongoing basis. This is clearly a new business line extension for you. How do we think this impacts your relationship with Schlumberger and the M-I joint venture, if at all?

Doug Rock - Smith International, Inc. — Chairman of the Board, CEO, President and COO
Yes, clearly, we don’t move and do these kinds of things without the understanding of what we’re doing by our partner. A lot of our drilling tools, if you looked at, as I mentioned, in technologies and in the services group are really in the directional area. So this really fills that area out. We don’t see ourselves as a major competitor of Schlumberger. In fact, some of these tools being supplied by W-H may actually be complimentary to that relationship.
So, actually, if you go back, when we first had the relationship with Schlumberger, 10% of our business was bits, and they had bit business for about five years. So, now 10% of their business is in the directional. And we have some directionals, but not even the size relationship that they had when we had it.
So we’ve competed with each other before from both directions. But I don’t think at this point it’s substantive, and I don’t think it will have any kind of a major effect on our current relationship with M-I SWACO.

Dan Pickering - Tudor, Pickering, Holt & Co. Securities — Analyst
Okay. That’s very helpful. I know there are a lot of questions. I’ll leave it at that.

Operator
Rob MacKenzie, FBR Capital Markets.

Rob MacKenzie - FBR Capital Markets — Analyst
I guess my question is for Margaret. Margaret, are there any anti-takeover or anti-competitive provisions — wrong word — competition provisions that would prevent someone else from coming in and overbidding you guys here? Break-up fees, things like that, that we should know about?

Doug Rock - Smith International, Inc. — Chairman of the Board, CEO, President and COO
Those details are given in the definitive, which we will have filed by tomorrow, but I think they’re generally customary. And you can read those when they get filed.

Rob MacKenzie - FBR Capital Markets — Analyst
Okay. The next question is related to that, for the W-H folks, is along those lines — what do you guys feel is the potential fit with Smith? Is this the best fit for you guys compared to/versus all the others that had been rumored over the past several years?

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Final Transcript
Jun. 03. 2008 / 12:00PM ET, SII — Smith International and W-H Energy Services Enter into Definitive Merger Agreement

Ken White - W-H Energy Services, Inc. — Director, Chairman, President and CEO
Well, this is Ken. You know that rumors are just that; they’ve been rumors. You know, it truly is, looking at it from my perspective on a fit basis, a lot of the other fits, frankly, I don’t think provided the same potential as the Smith opportunity does. There has been — let me just mention — there’s several nuances that we won’t have time to cover in this brief call. But much of the forward-looking research that’s being done today in directional drilling, in which — say, things like rotary steerables — involves working with bit companies. The whole movement here is getting data on LWD closer to the bit, and being able to design rotary steerable tools in line with bit configurations that fit certain down-home formations. In fact, my own people have suggested to me that we would need to be considering a joint venture with a bit company to be truly competitive, looking out over a five-year period.
Well, that’s a specific; I’m not trying to make a big deal out of it. I’m only saying in addition to the fact that we’re a modest international player — and Doug and his team have developed a very strong international presence that I think they will be able to capitalize on and take our Company into those areas where they already have infrastructure — you have some sort of subterranean, if you will, opportunities that maybe the market is not as familiar with. But I can assure you, for instance, that that bit dialogue is something that will be inside our R&D budget going forward — Doug and I have touched on it — and could result in some enhancements and improvements to things like rotary steerable technology.

Doug Rock - Smith International, Inc. — Chairman of the Board, CEO, President and COO
Yes, I might add, our own people, we did a one-year extended study on future strategies for Smith. And the one thing that kept coming up was not only directional drilling, but W-H Energy Services. So, this was right at the top of our line and our strategic direction because of the development. And as a lot of you know, we were in the business at one time, but really never developed a quad combo, were never able to get to the neutrons and the porosity-type sensors.
And Ken and his team have done that, and really have a world competitive logging while drilling system as well as rotary steerable and MWD. So we’re just very complimentary about what they’ve been able to do, and it’s just a perfect fit with where we’ve been going. And it’s what we’ve developed over the last year in terms of our strategy.

Ken White - W-H Energy Services, Inc. — Director, Chairman, President and CEO
And I want to add — I’m going to conclude by saying that the point I made in my prepared remarks should not go unnoticed. That is, that the service lines — I mean, W-H is a service company. We only have one really manufacturing type operation. And I look at Smith as a company with a stronger product orientation. When you can add to that things like coiled tubing, where we have a very strong market position in the domestic markets we serve; cased-hole wireline; the rental tool business — I think you come out on a combined basis with a broader product offering and a broader service offering.
And I can tell you, within W-H, the people that listen to my calls, the balance we’ve had in our service — through our service lines has really helped us avoid some of the hiccups you have when you’re a quarterly reporting company.

Rob MacKenzie - FBR Capital Markets — Analyst
Thanks. That was great. I’ll turn it back.

Operator
Michael LaMotte, JPMorgan.

Michael LaMotte - JPMorgan — Analyst
Thanks. Good morning, and let me offer my congratulations, as well.
Doug, you touched on this — the idea that you were in this business before. Can you maybe just walk through the evolution of thought process that you had in terms of what’s changed in the LWD market today versus when you were in it in the early ‘90s?

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Final Transcript
Jun. 03. 2008 / 12:00PM ET, SII — Smith International and W-H Energy Services Enter into Definitive Merger Agreement

Doug Rock - Smith International, Inc. — Chairman of the Board, CEO, President and COO
Yes, that’s a good question. What has changed is that when we were in it before — in fact, Schlumberger, and we eventually sold it to Halliburton, parts of which now are part of W-H, not a large part, but parts — we knew that to compete on the LWD side that we’d need a lot of knowledge in terms of earth sciences. And we didn’t have it. And we weren’t the ones to develop the neutron density and the porosity — and really the whole quad combo, as Ken mentioned earlier — his people took that, what they got, put it together, and have a world-class system. They got to where we couldn’t have gotten. And had they not done that, we never would have entertained the directional drilling business, because that’s a key element in doing the horizontal wells, to doing the geo-steering, to doing the complex geometry things.
So what’s changed is they’ve done such a great job — and as we’ve evolved over the years, and developed some more tools — we revisited and said, that’s where we need to be and there’s a company we can join with to get there. It’s a complement to the work that they’ve done.

Michael LaMotte - JPMorgan — Analyst
In terms of knowledge of earth sciences, I mean, this does sort of take you from the realm or maybe comfort zone of what you’ve, in the past, described as secondary technologies — materials logistics, et cetera — and up into primary technologies. Can we expect to see more R&D spend on a go-forward basis than what —?

Doug Rock - Smith International, Inc. — Chairman of the Board, CEO, President and COO
Yes, you can, and that’s why we’re not only pleased to have the logging while drilling, but also the cased-hole wireline. Because the two clearly, in terms of earth sciences, work on the same basis. And I think you can see more spending in that area clearly, as a priority.

Michael LaMotte - JPMorgan — Analyst
Okay. Great. Last one, for Margaret — if I think about the debt structure here, you mentioned you were going to term it out. With the strength of the free cash flows of the organization, can you maybe talk about balancing the term structure of the debt? And perhaps what the cost of the — what we’re looking at, in terms of range of the cost of debt?

Margaret Dorman - Smith International, Inc. — SVP, CFO and Treasurer
Yes, I think, Michael, that’s a great question. But as I talked about on my comments, I don’t think we’re prepared at this point to talk specifics. That certainly will be the priority over the next several weeks, lining up the structure of that — of the financing. But I would tell you at this point, we’re pleased to announce the definitive this morning. And I think the next order of business, at least on my plate, would be looking at the financing.

Doug Rock - Smith International, Inc. — Chairman of the Board, CEO, President and COO
But I can tell your thought process is right online.

Michael LaMotte - JPMorgan — Analyst
Okay. If I think about the free cash flow, sort of priority then becomes working down from a 37% pro forma. In other words, debt paydown becomes a primary use of cash beyond —?

Doug Rock - Smith International, Inc. — Chairman of the Board, CEO, President and COO
It depends on (multiple speakers) how much [money] is in the growth. It’s hard to say in terms of the market. In order to do growth in the market, we’ve got to put one-third of the upside in revenues into working capital or so.

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Final Transcript
Jun. 03. 2008 / 12:00PM ET, SII — Smith International and W-H Energy Services Enter into Definitive Merger Agreement

Michael LaMotte - JPMorgan — Analyst
Okay.

Margaret Dorman - Smith International, Inc. — SVP, CFO and Treasurer
And certainly, Michael, you look over the last several quarters, as the rate of top line growth is somewhat moderated, you’ve seen us throw off a significant amount of free cash. And we’d expect to see that trend going forward. So, you’re absolutely right. That’s part of the mindset when we structured the consideration, is the fact that we do see significant free cash flow going forward.

Michael LaMotte - JPMorgan — Analyst
Okay, great. Thanks. Congratulations again.

Operator
Ken Sill, Credit Suisse.

Ken Sill - Credit Suisse — Analyst
One question for Ken White — and I’m assuming we’ll read more about this tomorrow — but you did say that Doug had come to you. So I guess I can infer from that that you weren’t exactly shopping the Company around? That this was fairly much a negotiated deal?

Ken White - W-H Energy Services, Inc. — Director, Chairman, President and CEO
That’s correct.

Ken Sill - Credit Suisse — Analyst
Okay. And another question for you. I mean, you guys have been capital constrained, right? Great growth opportunities; you’ve been plowing the money back into the business. How much faster do you think you can actually grow with more capital and still trying to control the process?

Ken White - W-H Energy Services, Inc. — Director, Chairman, President and CEO
Okay, you’re asking me that, right?

Ken Sill - Credit Suisse — Analyst
Yes.

Ken White - W-H Energy Services, Inc. — Director, Chairman, President and CEO
Okay. Well, first of all, the capital access — I’m not trying to subordinate that — but keep in mind, W-H today — you know, you follow us, you know our capital budget has been around $200 million. We’re not exactly pikers or watching every penny there. I mean, we’re spending a fair amount of money.
I think the — capital access is important. I think more important to us is the existing platform — I hate to use that word because it sounds so Wall Streety — but that Smith has in place that will enable us to move the MWD, LWD, directional drilling, all the associated technologies into locations that would, frankly, take us a lot longer period of time to get done, even if we had a blank checkbook.

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Final Transcript
Jun. 03. 2008 / 12:00PM ET, SII — Smith International and W-H Energy Services Enter into Definitive Merger Agreement

So I think the way I would encourage you to look at it is not so much, well, access to more capital — and that will clearly help us, especially probably in R&D areas — but it’s more a case of, here is a company with a very strong international presence blending and combining with a company with a modest international presence, where there is a demand for the services. I mean, it’s kind of a basic.
And I think that’s it. I will close by saying, if you had — what’s the other constraint? And as I’ve told Doug on more than one occasion, I think one of the constraints has more to do, given the fact that we have not had excess capacity in these product lines, is more the leadtime on tools and developing and building sensors to add to our capacity. That will be a constraint, given where the market is today and the amount of activity.

Doug Rock - Smith International, Inc. — Chairman of the Board, CEO, President and COO
And we’ll give you some more clarity on the numbers at the time of the closing, because those are — some of the things we’re working on now, location by location.

Ken Sill - Credit Suisse — Analyst
Yes. But just as a follow-up on that, I mean, clearly Smith has got a better international footprint. But as you’d said, it’s kind of a product line company. Directional drilling is a service/people-intensive business. So, you can get in there, but clearly there is a lot of more growth potential, I guess, within Smith than you had originally, at least in the near-term, right? Long-term you’re going to grow.

Doug Rock - Smith International, Inc. — Chairman of the Board, CEO, President and COO
Yes. I would like to point out, out of Smith’s 20,000 employees, only about 1,500 are involved in direct manufacturing. I mean, if you look at M-I and the others, those are almost total service-related. So I don’t think it’s as dramatic of a contrast that you’re making.

Ken Sill - Credit Suisse — Analyst
Okay. But I’m just trying to — you know, clearly, there’s a great growth potential here, but I’m worried about how much — is it bigger than a breadbasket kind of thing? I mean, if you assume you can grow internationally, you’d think that you could see growth rates out of W-H similar to what Weatherford’s been putting up, in the kind of 30% to 40% range, internationally. Is that — I would assume that’s kind of achievable here, isn’t it?

Doug Rock - Smith International, Inc. — Chairman of the Board, CEO, President and COO
We’re not going to put out any numbers. And at this point, we’re not intending to buy a lot of rigs.

Ken Sill - Credit Suisse — Analyst
Well, yes, I understand that, Doug. But anyway, I think it’s a great deal.

Doug Rock - Smith International, Inc. — Chairman of the Board, CEO, President and COO
(multiple speakers) but your numbers go up fast, don’t they?

Ken Sill - Credit Suisse — Analyst
Yes, they do, when you’re at 50%, 60% margin business like that. It’s when it goes down that it hurts. All right, thanks, guys.

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Final Transcript
Jun. 03. 2008 / 12:00PM ET, SII — Smith International and W-H Energy Services Enter into Definitive Merger Agreement

Operator
Alan Laws, Merrill Lynch.

Alan Laws - Merrill Lynch — Analyst
I’m still laughing from the Weatherford comments. Interesting move, though. A couple of questions I have left here. First, on the management side. What will be the management structure? Or do you have that lined up yet?

Doug Rock - Smith International, Inc. — Chairman of the Board, CEO, President and COO
We don’t have that lined up. The transition team will be working on that.

Alan Laws - Merrill Lynch — Analyst
Okay. Was there any consideration in the deal based here on building up the bench strength for future succession plans at all?

Doug Rock - Smith International, Inc. — Chairman of the Board, CEO, President and COO
Clearly, we think that the combination of the two companies, there is a vast improvement over what either of us had individually.

Alan Laws - Merrill Lynch — Analyst
Okay. And then the last — let’s see here. Oh, yes. This move kind of suggests or maybe pre-supposes other strategic steps. Any comments on maybe future product line additions or plans for the combined Company going forward?

Doug Rock - Smith International, Inc. — Chairman of the Board, CEO, President and COO
Not really. We’d like to digest this one first.

Alan Laws - Merrill Lynch — Analyst
Okay. Last one is within the context of the combined entity, the Wilson part of your business still stands out there as something different than what you’re building here. Is that a potential divestiture candidate?

Doug Rock - Smith International, Inc. — Chairman of the Board, CEO, President and COO
Let’s say this — we’ve been continually looking for opportunities for Wilson and we’re continuing to look at those opportunities. But whether that’s a divestiture combination, whatever, when they come around and they’re to an advantage to our shareholders, I don’t think this puts any pressure on doing something there or changes our approach. But if there’s a transaction that looks good — and I might add, that Wilson is doing very well and their business is expanding very well. But if something comes up value to shareholders, we’ll certainly pull the trigger.

Alan Laws - Merrill Lynch — Analyst
Okay, thank you very much. That’s all I had.

Operator
Doug Becker, Banc of America.

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Final Transcript
Jun. 03. 2008 / 12:00PM ET, SII — Smith International and W-H Energy Services Enter into Definitive Merger Agreement

Doug Becker - Banc of America Securities — Analyst
I guess it’s pretty clear that there’s international growth opportunities. Just domestically, in the U.S., is there direct pull-through between when you’re selling the bit and then maybe into the directional drilling services? Is that a big opportunity, as well?

Doug Rock - Smith International, Inc. — Chairman of the Board, CEO, President and COO
I don’t know if it’s much pull-through — as much as Ken mentioned, the research and the development and the tuning of the bit to the rotary steerable system or the directional system. I think they work together. But in the end, you need the best bit on there. So even when we do a bit program today for a directional system, in some cases, we recommend competitor bits for certain intervals.
So, it’s really — it gives you a little bit of a leg up to design the bit in conjunction with the physical characteristic of the system. But I wouldn’t say it’s a huge advantage; maybe more in the, as Ken mentioned, in putting the sensors close to the bit so that you get better geosteering or look-ahead capability in the process.

Doug Becker - Banc of America Securities — Analyst
Okay. Makes sense. And one housekeeping item, but I probably know the answer — any color on the step-up that you’re looking at, of assets?

Margaret Dorman - Smith International, Inc. — SVP, CFO and Treasurer
No. No, not at this point.

Doug Becker - Banc of America Securities — Analyst
Okay, thank you.

Margaret Dorman - Smith International, Inc. — SVP, CFO and Treasurer
Rose, I think we’ve probably exceeded our allotted time. Could we take one more question?

Operator
Our last question comes from Stephen Gengaro from Jefferies and Company. Please go ahead.

Stephen Gengaro - Jefferies & Company — Analyst
Just two quick ones — one, when you did your due diligence and you looked at the technologies, how do you feel like they are relative to the bigger players, as far as what W-H is bringing to the table?
And then, as a follow-up to that, do you expect the CapEx numbers to stay pretty similar to what they were for W-H or change materially going forward?

Doug Rock - Smith International, Inc. — Chairman of the Board, CEO, President and COO
Well, as we mentioned, we won’t get into the CapEx — I’ll take the second one first — until we review that whole process, and that will be the end, right at the close.

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Final Transcript
Jun. 03. 2008 / 12:00PM ET, SII — Smith International and W-H Energy Services Enter into Definitive Merger Agreement

With the first one, your technology is excellent. There are areas where we’d like to do more but everyone’s products have areas where they would like to do different kinds of things. But W-H has a huge number of new projects and new technologies under development, which we’ll be rolling out. So whether we want to put more money in to speed those up or change some priorities based on locations that we might be going, that’s all part of this process.
But in general, I’d expect, with some additional roll-outs, there would be more money to spend. But we can’t give you any direction on that right now.

Stephen Gengaro - Jefferies & Company — Analyst
Okay. Thank you.

Doug Rock - Smith International, Inc. — Chairman of the Board, CEO, President and COO
You’re welcome. And thank you very much for joining us. And we’ll be — if any of you didn’t get your calls in, if you would give Margaret a call, we’ll try to get those questions answered. And thanks again. Goodbye.

Operator
Thank you, ladies and gentlemen. This concludes the Smith Inc./W-H Energy conference call. Thank you for participating. You may now disconnect.

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